Sullivan & Cromwell LLP

28th Floor, Nine Queen’s Road Central,

Hong Kong

June 29, 2005

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549,

U.S.A.

Re:	Annual Report of Foreign Private Issuer on Form 20-F for the fiscal year ended

December 31, 2004, of ChipMOS TECHNOLOGIES (Bermuda) LTD.

Ladies and Gentlemen:

On behalf of ChipMOS TECHNOLOGIES (Bermuda) LTD., a company organized under the laws of Bermuda (the “Company”), we hereby submit the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, together with exhibits thereto.

Any questions with respect to this filing may be addressed to the undersigned in Hong Kong by telephone on (852) 2826-8683 or by fax on (852) 2522-2280.

Very truly yours,

/s/ Sami Farhad
Sami Farhad

(Enclosures)

cc:	S.K. Chen
(ChipMOS TECHNOLOGIES (Bermuda) LTD.)

Michael G. DeSombre
Ling Yang
(Sullivan & Cromwell LLP)